SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No.___________)

                             Mercury Air Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    589354109
                                 (CUSIP Number)

                        Frederick H. Kopko, Jr., Esquire
                                 McBreen & Kopko
                        20 North Wacker Drive, Suite 2520
                             Chicago, Illinois 60606
                                 (312) 332-6405
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13-d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                              (Page 1 of 10 Pages)

                                              ----------------------------------
CUSIP No.                            13D                      Page 2 of 10 Pages
589354109
                                              ----------------------------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Philip J. Fagan, M.D., Frederick H. Kopko, Jr. and Joseph A. Czyzyk
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                         (b) |_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

             BK/PF/OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                          |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Philip J. Fagan, M.D., Frederick H. Kopko, Jr. and Joseph A. Czyzyk are each citizens of the United States of America.

        NUMBER OF                7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY
        OWNED BY                 8        SHARED VOTING POWER
          EACH                            2,014,955
        REPORTING
       PERSON WITH               9        SOLE DISPOSITIVE POWER
                                          0

                                10        SHARED DISPOSITIVE POWER
                                          2,014,955

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,955

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               | |


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*

              OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

COR0344-C650-06.doc                    - 2 -
08/07/2000

                                              ----------------------------------
CUSIP No.                            13D                      Page 3 of 10 Pages
589354109
                                              ----------------------------------



     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Philip J. Fagan, M.D.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              BK/PF/OO

     5        CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Philip J. Fagan, M.D. is a citizen of the United States.

        NUMBER OF                7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY
        OWNED BY                 8        SHARED VOTING POWER
          EACH                            2,014,955
        REPORTING
       PERSON WITH               9        SOLE DISPOSITIVE POWER
                                          0

                                10        SHARED DISPOSITIVE POWER
                                          2,014,955

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,955

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


COR0344-C650-06.doc                       - 3 -
08/07/2000

                                              ----------------------------------
CUSIP No.                            13D                      Page 4 of 10 Pages
589354109
                                              ----------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Frederick H. Kopko, Jr.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|X|
                                                                          (b)|_|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              BK/PF/OO

     5        CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Frederick H. Kopko, Jr. is a citizen of the United States.

        NUMBER OF                7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY
        OWNED BY                 8        SHARED VOTING POWER
          EACH                            2,014,955
        REPORTING
       PERSON WITH               9        SOLE DISPOSITIVE POWER
                                          0

                                10        SHARED DISPOSITIVE POWER
                                          2,014,955

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,955

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 | |

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


COR0344-C650-06.doc                        - 4 -
08/07/2000

                                              ----------------------------------
CUSIP No.                            13D                      Page 5 of 10 Pages
589354109
                                              ----------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph A. Czyzyk

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              BK/PF/OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Joseph A. Czyzyk is a citizen of the United States.

        NUMBER OF                7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY
        OWNED BY                 8        SHARED VOTING POWER
          EACH                            2,014,955
        REPORTING
       PERSON WITH               9        SOLE DISPOSITIVE POWER
                                          0

                                10        SHARED DISPOSITIVE POWER
                                          2,014,955

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,955

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 | |

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

COR0344-C650-06.doc                      - 5 -
08/07/2000

                                              ----------------------------------
CUSIP No.                            13D                      Page 6 of 10 Pages
589354109
                                              ----------------------------------



     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              FK Partners
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|X|
                                                                          (b)|_|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              BK/WC/OO

     5        CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

        NUMBER OF                7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY
        OWNED BY                 8        SHARED VOTING POWER
          EACH                            2,014,955
        REPORTING
       PERSON WITH               9        SOLE DISPOSITIVE POWER
                                          0

                                10        SHARED DISPOSITIVE POWER
                                          2,014,955

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,955 Shares

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 | |

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1%

     14       TYPE OF REPORTING PERSON*

              PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

COR0344-C650-06.doc                       - 6 -
08/07/2000

                                  SCHEDULE 13D

         Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the shares of common stock, $.01 par value (the "Shares") of Mercury Air Group, Inc., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5456 McConnell Avenue, Los Angeles, California 90066.

         Item 2.  Identity and Background.

               (a) This statement is filed by (i) FK Partners, an Illinois general partnership ("FK Partners"), (ii) the partners of FK Partners, Philip J. Fagan, M.D., Frederick H. Kopko, Jr. and Joseph A. Czyzyk (collectively, the "Partners"), and (iii) FK Partners and the Partners as a group.

               (b) The business address of FK Partners is 5456 McConnell Avenue, Los Angeles, California 90066. Dr. Fagan's business address is 1130 West Olive Avenue, Burbank, California 91506. Mr. Kopko's business address is 20 North Wacker Drive, Suite 2520, Chicago, Illinois 60606. Mr. Czyzyk's business address is 5456 McConnell Avenue, Los Angeles, California 90066.

                  (c) FK Partners is an Illinois general partnership that is engaged in the business of (i) acquiring Shares of the Issuer beneficially owned by Seymour Kahn and/or SK Acquisition, Inc., (ii) holding the Shares, (iii) holding the Shares and options of the Issuer beneficially owned by the Partners, (iv) exercising voting power with respect to the Shares, and (v) disposing of the Shares subject to the terms and conditions of the Partnership Agreement attached hereto and incorporated by reference herein.

               Philip J. Fagan, Jr., M.D. has been a director of the Issuer since September 1989. Dr. Fagan has been the Chief Executive Officer and President of the Emergency Department Physicians Medical Group, Inc. since its inception in 1978. Dr. Fagan has also been President of Fagan Emergency Room Medical Group since its inception in 1989. Dr. Fagan's business address is 1130 West Olive Avenue, Burbank, California 91506.

               Frederick H. Kopko, Jr. has been a director of the Issuer since October 1992. Mr. Kopko has been a partner in the law firm of McBreen & Kopko since January 1990, located at 20 Wacker Drive, Suite 2520, Chicago, Illinois 60606. Mr. Kopko presently serves on the board of directors of Butler International, Inc. and Sonic Foundry, Inc.

               Joseph A. Czyzyk has been President and a Director of the Issuer since November 1994 and has served as Chief Executive Officer since December 1998. The Issuer is located at 5456 McConnell Avenue, Los Angeles, California 90066.

                  (d) FK Partners and the Partners have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) FK Partners and the Partners have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) FK Partners is an Illinois general partnership. Each Partner is a United States citizen.

         Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant  to the  Partnership  Agreement  attached  hereto and incorporated by reference herein, FK Partners holds all Shares beneficially owned by the Partners. In addition FK Partners purchased 1,140,780 Shares from Mr. Seymour Kahn for $10 per Share payable (i) $7.00 per share in cash for a total of $7,985,460, and (ii) $3.00 per share in the form of a Note to Seymour Kahn (the "Kahn Note") for a total of $3,422,340. No Partners are required to make an initial capital contribution to the Partnership. However, each Partner guaranteed (i) a loan in the amount of $7,985,460 from a financial institution in the form of a note described in the Partnership
         Agreement (the "Bank Note") and (ii) a note to Seymour Kahn in the amount of $3,422,340 in the form of a note (the "Kahn Note") attached hereto as an exhibit to the Partnership Agreement. In order to pay interest on the Bank Note and the Kahn Note, the Partners will contribute to the Partnership such additional amounts described in
         Section 3.4 of the Partnership Agreement attached hereto and incorporated by reference herein.

         Item 4. Purpose of Transaction.

                    FK Partners is an Illinois general partnership. The purpose of the acquisition of the Shares is to (i) acquire Shares of the Issuer beneficially owned by Seymour Kahn and/or SK Acquisition, Inc., (ii) hold the Shares, (iii) hold the Shares and options of the Issuer beneficially owned by the Partners, (iv) exercise voting power with respect to the Shares, and (v) dispose of the Shares subject to the terms and conditions of the Partnership Agreement attached hereto and incorporated by reference herein. The transaction to purchase Shares of the Issuer involved the resignation of one of the directors.

        Item 5. Interest in Securities of the Issuer.

                  (a) FK Partners holds 1,739,745 Shares (26.0% of the 6,681,399 Shares reported by the Issuer as outstanding as of August 4, 2000) and options to purchase 285,210 Shares.

                  (b) FK Partners and the Partners have shared voting and dispositive power with respect to all the Shares beneficially owned or held.

                  (c) Dr. Fagan held 91,000 Shares and options to acquire 146,125 Shares. Effective on July 27, 2000, the date of the Partnership Agreement, all Shares and options to acquire Shares formerly held by Dr. Fagan (91,000 Shares and options to acquire 146,125 Shares), Mr. Kopko (options to acquire 107,625 Shares), and Mr. Czyzyk (507,965 Shares) are held by FK Partners. FK Partners did not pay for any of the Shares or options to acquire Shares formerly held by the Partners. In addition,

         FK Partners has acquired 1,140,780 Shares for $10.00 per share on July 27, 2000 payable $7.00 cash per share for a total of $7,985,460 and $3.00 per Share in the form of a Promissory Note for a total of $3,422,340.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  The Partners have entered into a Partnership Agreement, dated July 27, 2000 which terms and conditions are described in the Partnership Agreement (including a form of Promissory Note to Seymour Kahn by and among FK Partners, Philip J. Fagan, M.D., Frederick H. Kopko, Jr., and Joseph A. Czyzyk) attached hereto and incorporated by reference herein. Pursuant to Section 3.3 of the Partnership Agreement, each Partner guaranteed a bank loan in the amount of $7,985,460.

         Item 7. Material to be Filed as Exhibits.

                  Partnership Agreement, dated July 27, 2000, by and among Philip J. Fagan, M.D., Frederick H. Kopko, Jr., and Joseph A. Czyzyk, attached hereto and incorporated by reference herein (including a form of Promissory Note to Seymour Kahn by and among FK Partners, Philip J. Fagan, M.D., Frederick H. Kopko, Jr., and Joseph A. Czyzyk).

COR0344-C650-06.doc                 - 9 -
08/07/2000

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FK PARTNERS

         DATE:

         August 7, 2000                 By:  /s/ Philip J. Fagan, M.D.
                                             ----------------------------------
                                             Philip J. Fagan, M.D.

         August 7, 2000                 By:  /s/ Frederick H. Kopko, Jr.
                                             ----------------------------------
                                             Frederick H. Kopko, Jr.

         August 7, 2000                 By:  /s/ Joseph A. Czyzyk
                                             ----------------------------------
                                             Joseph A. Czyzyk



         August 7, 2000                 /s/ Philip J. Fagan, M.D.
                                        ---------------------------------------
                                        Philip J. Fagan, M.D.

         August 7, 2000                 /s/ Frederick H. Kopko, Jr.
                                        ---------------------------------------
                                        Frederick H. Kopko, Jr.

         August 7, 2000                 /s/ Joseph A. Czyzyk
                                        ---------------------------------------
                                        Joseph A. Czyzyk

COR0344-C650-06.doc              - 10 -
08/07/2000